September 27, 2017

VIA EDGAR SUBMISSION

Mr. Sonny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 5

Post-Effective Amendment No. 49 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 49 to the Form N-1A Registration Statement under the Investment Company Act of 1940

              Securities Act Registration No. 333-82621

Investment Company Act No. 811-09439

Dear Mr. Oh:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on July 17, 2017 on behalf of Prudential Investment Portfolios 5 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to each of Prudential Jennison Conservative Growth Fund and Prudential Jennison Rising Dividend Fund (each, a Fund, and collectively, the Funds), which are series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by telephone on September 1, 2017 by Mr. Sonny Oh of the Commission Staff, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapta prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to Mr. Zapata, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

COMMENTS ON THE PROSPECTUS—PRUDENTIAL JENNISON CONSERVATIVE GROWTH FUND:

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please note that the table entitled “Shareholder Fees” is not required to include rows for sales charges or fees if no such sales charges or fees are imposed.

Response: We acknowledge the Staff’s comment; but have elected to continue to include in the Prospectus the rows for sales charges and fees, although, as the Staff has noted, the Fund does not impose such fees or charges.

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” in the table entitled “Annual Fund Operating Expenses,” please remove the plus, minus and equals symbols which appear next to the various rows of the table.

Response: The table has been revised as requested.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” in the table entitled “Annual Fund Operating Expenses,” please confirm that the Fund does not have acquired fund fees and expenses in excess of .01%, which would then need to be separately disclosed in this table.

Response: Confirmed.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” it is recommended that references to “we” throughout this section (and elsewhere in the Prospectus) be replaced by references to the “Fund.”

Response: The relevant disclosures and discussions have been revised throughout the Prospectus, in response to this comment.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in pertinent part, that “…we purchase stocks of large companies we believe will experience earnings growth at a rate faster than that of the Russell 1000 Index.” Please explain the factors used to make this determination.

Response: The disclosure has been revised in response to this comment.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in pertinent part, that “[w]e normally invest at least 80% of the Fund’s investable assets in equity and equity-related securities of companies with market capitalizations comparable to those found in the Russell 1000 Index (measured at the time of purchase).” Please consider using a word other than “comparable,” since the use of this word suggests that the Fund may seek to replicate the holdings of the Russell 1000 Index.

Response: The disclosure has been revised, and the word “comparable” has been removed, in response to this comment.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please include more detailed disclosure which would explain how the Fund invests, such as the Item 9 disclosures that appear in the back portion of the Prospectus.

Response: The discussion of the Fund’s principal investment strategies has been revised in response to this comment.

11. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” please change the order in which the two securities indexes—

the Russell 1000 Growth Index and the S&P 500 Index—appear in the Prospectus, so that the S&P 500 Index appears first, then followed by the Russell 1000 Growth Index.

Response: This comment is no longer applicable, as the Fund’s Board of Trustees has since approved the discontinuation of the S&P 500 Index as a Fund benchmark, and as a result, the S&P 500 Index has been removed from the Prospectus altogether.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please indicate which strategies and risks are principal and which are not principal.

Response: After consideration and review, we respectfully decline to further revise the discussion, because we believe that the existing discussion already identifies and distinguishes the principal and non-principal strategies.

13. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the following disclosure appears:

“We supplement our fundamental investment process with quantitative analytics. The process combines the fundamental research and stock selection insights of the Subadviser’s growth equity strategy with quantitative tools and a portfolio-optimization process that seek to improve portfolio diversification and manage sector exposures relative to the S&P 500 Index in a more systematic fashion.”

Within this disclosure, please provide additional explanation with respect to the “growth equity strategy.” Also, please provide further explanation as to what is meant by the “quantitative tools” Please explain what is meant by the “portfolio optimization process” referenced in this disclosure. Finally, please clarify what is meant by the phrase “more systematic fashion” which is used in this disclosure.

Additionally, please make sure that there is corresponding risk disclosure with respect to the investment strategies discussed in the disclosure.

Response: The disclosure has been revised in response to this comment.

14. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please confirm in your correspondence that there is a corresponding risk disclosed for the Fund’s investments in “Affiliated Funds,” which are discussed in this section.

Response: The Prospectus already includes discussion of the risks associated with investing in the affiliated funds.

15. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please revise the table entitled “Principal & Non-Principal Strategies” by clarifying which of the strategies identified in the table are principal. Also, please confirm in your correspondence that all of the Fund’s principal investment strategies have been disclosed in the Summary Prospectus.

Response: We believe that all of the Funds’ principal investment strategies are appropriately disclosed in the Summary Prospectus.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please ensure that for both Emerging Markets Risk and for Initial Public Offerings Risk that there are corresponding investment strategies discussed in the Prospectus.

Response: Confirmed.

17. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the “Choosing a Share Class” sub-heading, please confirm that the “sales charge waivers and discounts” referenced in this section are discussed with specificity in Appendix A to the Prospectus.

Response: Upon review, we believe that the sales charge waivers and discounts are discussed with sufficient specificity in Appendix A.

18. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the “Choosing a Share Class” sub-heading, please explain what is meant by “guidelines” in the following sentence:

“The Fund has advised financial intermediaries of the share class features and guidelines, per the Prospectus, and it is their responsibility to monitor and enforce these guidelines with respect to shareholders purchasing shares through financial intermediaries.”

Response: The disclosure explains that it is the responsibility of the intermediary to ensure that purchases of Fund shares through the intermediary are compliant with Fund policies. The disclosure is not intended to suggest or imply that the Fund is not responsible for its policies.

19. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Qualifying for Class Z shares” the disclosure states, in pertinent part, that “Class Z shares can also be purchased by investors in certain programs sponsored by financial intermediaries who have agreements with Prudential..." Please specify and explain the nature of these “agreements.”

Response: The disclosure has been revised in response to the Staff’s comment.

20. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Account Maintenance Fee for Accounts Held by the Transfer Agent,” please note that the $10,000 account minimum disclosed in this section does not apply to Class Z, Class Q and Class R shares.

Response: Because the $10,000 account minimum is applicable to Class Z accounts directly held by the Fund’s transfer agent, the table entitled “Shareholder Fees” in the Summary has been revised to disclose that Class Z accounts held by the Transfer Agent are subject to the account maintenance fee.

21. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Exchange Your Shares” please explain whether or not the following disclosure was meant to apply only to Wells Fargo Advisors, or was meant to more broadly apply to financial intermediaries in general:

“…if you are entitled to purchase Class Z shares as a participant in Wells Fargo Advisors’ 401(k) Plan, and you seek to transfer your Class Z shares out of the 401(k) Plan after your voluntary or involuntary termination of employment or retirement, you may arrange with the Transfer Agent or your recordkeeper to exchange your Class Z shares held in the 401(k) Plan for Class A shares”

Response: The disclosure has been revised in response to the Staff’s comment.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION (SAI)—PRUDENTIAL JENNISON CONSERVATIVE GROWTH FUND:

22. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” fundamental policy no. 2 says that the Fund may not issue senior securities, or borrow money or pledge assets, “…except as permitted by the 1940 Act Laws, Interpretations and Exemptions.” Please add specific explanation discussing what is permissible under the 1940 Act.

Response: The SAI has been revised to include relevant explanation.

23. Comment: In Part I of the SAI, in the section entitled “Portfolio Transactions & Brokerage,” please note that Item 21(b) of Form N-1A requires that any brokerage commissions paid to an affiliate be separately identified and disclosed.

Response: Upon review, we believe that the table which appears in Part I of the SAI entitled “Brokerage Commissions Paid by the Funds” complies with Form N-1A, in that it includes, for each fund, a table row which sets out “Total brokerage commissions paid to affiliated brokers,” and a table row which sets out “Percentage of total brokerage commissions paid to affiliated brokers.”

COMMENTS ON THE PROSPECTUS—PRUDENTIAL JENNISON RISING DIVIDEND FUND:

24. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses” the Fund’s portfolio turnover percentage for the most recently completed fiscal year has not been provided. Please note that if the turnover percentage is greater than 100%, then portfolio turnover should be identified and disclosed as a principal risk of investing in the Fund.

Response: The Prospectus has been updated to include the portfolio turnover percentage figure.

25. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance---Principal Investment Strategies,” the disclosure describes a variety of different instruments which may be considered to be "equity and equity-related securities.” Please make sure that there are associated risks disclosed in the Prospectus with respect to each of these instruments.

Response: We acknowledge the Staff’s comment, and have reviewed, and as applicable, revised the Prospectus in response to this comment.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel